Exhibit 99.15

Consent of SRK Consulting (U.S.), Inc.

The undersigned hereby consents to (i) the references to, and the information derived from, the technical report entitled "Independent Technical Report, Yellowknife Gold Project, Northwest Territories, Canada" dated effective March 1, 2019 with a report date of April 16, 2019; and (ii) the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Information Form for the fiscal year ended November 30, 2020 of GoldMining Inc. (the "Company") being filed as an exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended November 30, 2020, being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto.

SRK CONSULTING (U.S.), INC.

/s/ Ben Parsons
Name: Ben Parsons, MSc, MAusIMM (CP) Title: Principal Consultant (Resource Geology)

Dated: March 1, 2021